FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Yes      No x
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Notification of Transactions of Directors and Persons Discharging Managerial   Responsibility

GlaxoSmithKline Performance Share Plan
Sale of shares to meet tax liabilities

The table below sets out changes in the interests of a Director and Persons Discharging Managerial Responsibility (PDMR) in the Ordinary Shares of GlaxoSmithKline plc arising from the sale of Ordinary Shares at a fair market value price of £14.55 per Ordinary Share on 1 March 2013 to meet tax liabilities following the vesting of awards granted under the GlaxoSmithKline 2009 Performance Share Plan (PSP).

Number of Ordinary Shares sold to meet tax liabilities following the vesting of a PSP award
Sir Andrew Witty*	63,152
Mr S Bicknell	6,973
Mr M Dunoyer	3,501
Mr A Hussain	2,789
Mr D Redfern	7,908
Ms C Thomas	12,139
* Denotes an Executive Director

The table below sets out changes in the interests of a Director and PDMRs in the American Depositary Shares (ADS) of GlaxoSmithKline plc arising from the withholding of ADS at a fair market value price of $44.03 per ADS on 1 March 2013 to meet tax liabilities following the vesting of awards granted under the PSP.

Number of ADS withheld to meet tax liabilities following the vesting of a PSP award
Dr M Slaoui*	17,232
Ms D Connelly	5,439
Mr W Louv	3,470
Mr D Troy	6,360
* Denotes an Executive Director

The Company, Directors and PDMRs were advised of these transactions on 4 March 2013.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

5 March 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 05, 2013

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc